23002465

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SEC FILE NUMBER
8-52462

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/21 (MM/DD/YY) AND ENDING 09/30/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: KPMG Corporate Finance LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 East Randolph Drive, Suite 5500
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Philip J. Isom	(312) 665-1911	pisom@kpmg.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP
(Name – if individual, state last, first, and middle name)

50 Rockefeller Plaza	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

11/02/05	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip J. Isom, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of KPMG Corporate Finance LLC, as of 9/30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

HEATHER LYNN ZELL
NOTARY PUBLIC - MARYLAND
HARFORD COUNTY
MY COMMISSION EXPIRES
3-12-24

Signature: Philip J. Isom

Title:
President

Heather L. Zell
Notary Public 11-28-22

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BACKGROUND SCREENING AUTHORIZATION DOCUMENT

By signing below, I authorize [Stella Environmental Services] ("the Company") to order consumer reports and investigative consumer reports for employment purposes from a consumer reporting agency ("CRA"), including [illegible] allowed by [illegible] investigative consumer reports from any CRA without asking me for my authorization again during my employment [illegible]

and *subject to all laws protecting my privacy*. I authorize the following to disclose to the CRA the information [illegible]

vehicle records agencies.

Signature of Acknowledgement and Authorization	
Printed Name:	

Contents

INVESTIGATIVE CONSUMER REPORT DISCLOSURE DOCUMENT

[Stella Environmental Services] ("the Company") may order an investigative consumer report on you from a consumer reporting agency ("CRA") for employment purposes.

Such reports may contain information concerning your character, general reputation, personal characteristics, and mode of living, including information obtained from personal interviews conducted by a CRA, most commonly with prior employers or [illegible]

You have the right to request a complete and accurate disclosure of the nature and scope of any [illegible] Company.

I have received, reviewed and understood this disclosure:	
Print name	Date
Signature	

CITRINCOOPERMAN®

Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 F 212.697.1004
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
KPMG Corporate Finance LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of KPMG Corporate Finance LLC as of September 30, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of KPMG Corporate Finance LLC as of September 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of KPMG Corporate Finance LLC's management. Our responsibility is to express an opinion on KPMG Corporate Finance LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to KPMG Corporate Finance LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as KPMG Corporate Finance LLC's auditor since 2022.
New York, New York
November 28, 2022

Para informacion en espanol, visite www.consumerfinance.gov/learnmore o escribe a la Consumer Financial Protection Bureau, 1700 G Street N.W., Washington, DC 20552

A Summary of Your Rights Under the Fair Credit Reporting Act

The federal Fair Credit Reporting Act (FCRA) promotes the accuracy, fairness, and privacy of information in the files of consumer reporting agencies. There are many types of consumer reporting agencies, including credit bureaus and specialty agencies (such as agencies that sell information about check writing histories, medical records, and rental history records). Here is a summary of your major rights under the FCRA. **For more information, including [illegible] about additional rights, go to www.consumerfinance.gov/learnmore or write to: Consumer Financial Protection [illegible] Washington, DC 20552.**

- **You must be told if information in your file has been used against you.** Anyone who uses a credit report or another type of consumer report to deny your application for credit, insurance, or employment – or to take another adverse action against you—must tell you, and must give you [illegible] provided the information.

- **You have the right to know what is in your file.** You may request and obtain all the information about you in the files of a consumer reporting agency (your "file disclosure"). You will be required to provide proper identification, which may include your Social Security number. In many cases, the disclosure will be free. [illegible] file disclosure if:
  - a person has taken adverse action against you because of information in your credit report;
  - you are the victim of identity theft and place a fraud alert in your file;
  - your file [illegible] inaccurate information as a result of fraud;
  - you are on public assistance;
  - you are unemployed but expect to apply for employment within 60 days.

In [illegible] bureau and from nationwide specialty consumer reporting agencies. See www.consumerfinance.gov/ learnmore for [illegible]on.

- **You have the right to ask for a credit score.** Credit scores are numerical summaries of your credit-worthiness based on information from credit bureaus. You may request a credit score from [illegible] transactions, you will receive credit score information for free from the mortgage lender.

- [illegible] at is incomplete or inaccurate, and report it to the consumer reporting agency, the agency must investigate unless your [illegible]

- **[illegible] incomplete, or unverifiable information.** [illegible] or corrected, usually within 30 days. However, [illegible]ate.

- **Consumer reporting agencies [illegible]** In most cases, a consumer reporting agency may not report [illegible]

- **[illegible]** A consumer reporting agency may provide information about you only to people with [illegible] other business. The [illegible]ss.

- **You must give your consent [illegible]** A consumer reporting agency may not give out information [illegible] www.consumerfinance.gov/learnmore.

- [illegible] t. Unsolicited "prescreened" offers for credit and insurance must include a toll-free phone number you can call if you choose to remove your name and address from [illegible]

KPMG Corporate Finance LLC

Statement of Financial Condition
September 30, 2022

Assets	
Cash and cash equivalents	$ 63,113,231
Accounts receivable, net	1,059,796
Prepaid expenses and other receivables, net	63,879
Deferred charges	322,419
Fixed assets, net	53,728
Goodwill	4,648,567
Total assets	$ 69,261,620
Liabilities and Member's Capital	
Accrued compensation	$ 15,468,963
Accounts payable, accrued expenses and other liabilities	1,987,657
Contract liabilities	2,655,757
	20,112,377
Member's capital	49,149,243
Total liabilities and member's capital	$ 69,261,620

The accompanying notes are an integral part of this financial statement.

- The following FCRA right applies with respect to nationwide consumer reporting agencies:

CONSUMERS HAVE THE RIGHT TO OBTAIN A SECURITY FREEZE

You have a right to place a "security freeze" on your credit report, which will prohibit a consumer reporting agency from releasing information in your credit report without your express authorization. The security freeze is designed to prevent credit, loans, and services from being approved in your name without your consent. However, you should be aware that using a security freeze to take control over who gets access to the personal and financial information in your credit report may delay, interfere with, or prohibit the timely approval of any subsequent request or application you make regarding a new loan, credit, mortgage, or any other account involving the extension of credit.

As an alternative to a security freeze, you have the right to place an initial or extended fraud alert on your credit file at no cost. An initial fraud alert is a 1-year alert that is placed on a consumer's credit file. Upon seeing a fraud alert display on a consumer's credit file, a business is required to take steps to verify the consumer's identity before extending new credit. If you are a victim of identity theft, you are entitled to an extended fraud alert, which is a fraud alert lasting 7 years.

A security freeze does not apply to a person or entity, or its affiliates, or collection agencies acting on behalf of the person or entity, with which you have an existing account that requests information in your credit report for the purposes of reviewing or collecting the account. Reviewing the account includes activities related to account maintenance, monitoring, credit line increases, and account upgrades and enhancements.

- **You may seek damages from violators.** If a consumer reporting agency, or, in some cases, a user of consumer reports or a furnisher of information to a consumer reporting agency violates the FCRA, you may be able to sue in state or federal court.
- **Identity theft victims and active duty military personnel have additional rights.** For more information, visit www.consumerfinance.gov/learnmore.

States may enforce the FCRA, and many states have their own consumer reporting laws. In some cases, you may have more rights under state law. For more information, contact your state or local consumer protection agency or your state Attorney General. For information about your federal rights, contact:

TYPE OF BUSINESS	CONTACT
1.a. Banks, savings associations, and credit unions with total assets of over $10 billion and their affiliates. b. Such affiliates that are not banks, savings associations, or credit unions also should list, in addition to the CFPB:	a. Consumer Financial Protection Bureau 1700 G Street, N.W. Washington, DC 20552 b. Federal Trade Commission Consumer Response Center 600 Pennsylvania Avenue, N.W. Washington, DC 20580 (877) 382-4357
2. To the extent not included in item 1 above: a. National banks, federal savings associations, and federal branches and federal agencies of foreign banks b. State member banks, branches and agencies of foreign banks (other than federal branches, federal agencies, and Insured State Branches of Foreign Banks), commercial lending companies owned or controlled by foreign banks, and organizations operating under section 25 or 25A of the Federal Reserve Act c. Nonmember Insured Banks, Insured State Branches of Foreign Banks, and insured state savings associations d. Federal Credit Unions	a. Office of the Comptroller of the Currency Customer Assistance Group 1301 McKinney Street, Suite 3450 Houston, TX 77010-9050 b. Federal Reserve Consumer Help Center P.O. Box 1200 Minneapolis, MN 55480 c. FDIC Consumer Response Center 1100 Walnut Street, Box #11 Kansas City, MO 64106 d. National Credit Union Administration Office of Consumer Financial Protection (OCFP)

Note 1. Nature of Business and Significant Accounting Policies

KPMG Corporate Finance LLC (the Company), a wholly owned subsidiary of KPMG LLP (Parent), is a Delaware limited liability company formed on February 7, 2000, for the purpose of conducting business as a broker-dealer. The Parent is the U.S. member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. The Company does not consider other member firms of KPMG International Limited to be affiliates as defined under U.S. generally accepted accounting principles (GAAP).

The Company's primary business is providing investment banking and infrastructure advisory services to institutional investors, corporate entities, state and local governments and their agencies and authorities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company does not claim an exemption from SEA Rule 15c3-3 as the Company does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts.

The following is a summary of the Company's significant accounting policies:

a) Basis of Presentation

The Company follows GAAP, as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition.

b) Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits and a U.S. Treasury money market fund with a weighted average original maturity of two months or less at the date of acquisition. These assets are not held for sale in the ordinary course of business. The Company maintains its cash balances in financial institutions located in the United States. The Company maintains deposits with financial institutions in amounts that are in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

d) Fair Value Measurements

The Company records its financial instruments at fair value. Guidance provided by the FASB defines fair value, establishes a framework for measuring fair value, sets out a fair value hierarchy and requires disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs.

TYPE OF BUSINESS	CONTACT
	Division of Consumer Compliance and Outreach (DCCO) 1775 Duke Street Alexandria, VA 22314
3. Air Carriers	Asst. General Counsel for Aviation Enforcement & Proceedings Aviation Consumer Protection Division Department of Transportation 1200 New Jersey Avenue, S.E. Washington, DC 20590
4. Creditors Subject to the Surface Transportation Board	Office of Proceedings, Surface Transportation Board Department of Transportation 395 E Street, S.W. Washington, DC 20423
5. Creditors Subject to the Packers and Stockyards Act, 1921	Nearest Packers and Stockyards Administration area supervisor
6. Small Business Investment Companies	Associate Deputy Administrator for Capital Access United States Small Business Administration 409 Third Street, S.W., 8th Floor Washington, DC 20416
7. Brokers and Dealers	Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549
8. Federal Land Banks, Federal Land Bank Associations, Federal Intermediate Credit Banks, and Production Credit Associations	Farm Credit Administration 1501 Farm Credit Drive McLean, VA 22102-5090
9. Retailers, Finance Companies, and All Other Creditors Not Listed Above	Federal Trade Commission Consumer Response Center 600 Pennsylvania Avenue, N.W. Washington, DC 20580 (877) 382-4357

Note 1. Nature of Business and Significant Accounting Policies (Continued)

d) Fair Value Measurements (continued)

Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3. Inputs that are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following table presents the placement in the fair value hierarchy of assets and liabilities measured at fair value at September 30, 2022.

	September 30, 2022	Level 1	Level 2	Level 3
Assets:				
Cash and cash equivalents:				
Money market funds	$ 26,634,479	26,634,479	-	-
Total	$ 26,634,479	26,634,479	-	-

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no transfers among levels 1, 2 and 3 during the year.

e) Allowance for Current Expected Credit Losses

For certain financial assets measured at amortized cost (e.g., cash and cash equivalents, accounts receivable and other receivables), the Company has concluded that there are no expected credit losses. Expected credit losses are based on the Company's analysis of historical loss experience, the current economic environment and specific information about the ability to pay.

f) Fixed Assets

Fixed assets consist of computer equipment, which is recorded at cost and depreciated on a straight-line basis over a period of three years. Accumulated depreciation was $87,940 as of September 30, 2022.

ROAD TEST CHECKLIST & CERTIFICATE

I Certify that the driver listed below has successfully demonstrated that he/she has the skill necessary to complete the following items:

☐ The pre-trip inspection.

☐ Coupling and uncoupling of combination units he/she may drive including a tug test.

☐ Placing the commercial motor vehicle in operation.

☐ Use of the commercial motor vehicle's controls and emergency equipment.

☐ Operating the commercial motor vehicle in traffic and while passing other motor vehicles including:

- Proper following distance.
- Use of turn signals well in advance of turns or lane change.
- Pausing for a second before entering an intersection after light turns green.
- Covering the brake and preparing to stop if approaching a stale green light.
- Keeps eyes moving, uses mirrors.

☐ Turning the commercial motor vehicle.

☐ Braking, and slowing the commercial motor vehicle by means other than braking.

☐ Backing and parking the commercial motor vehicle.

Driver Name (print): ____

Date: ____________________

Instructor name (print): ____

Instructor name (sign): ____

CERTIFICATION OF ROAD TEST

Driver's name____________________________________

CDL License No____________________ State ______________

Type of power unit ____________ Type of trailer(s)______________

This is to certify that the above named driver was given a road test under my supervision on ______, 20__, consisting of approximately ___ miles of driving.

It is my considered opinion that this driver possesses sufficient driving skill to operate safely the type of commercial motor vehicle listed above.

Print name of examiner ______________________________

Signature of examiner______________________________

Title______________________________________

Stella Environmental Services, LLC

KPMG Corporate Finance LLC

Notes to Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies (Continued)

g) Income Taxes

The Company is organized as a single-member limited liability company and is treated as an entity disregarded as separate from its owner for federal income tax purposes. Accordingly, no provision or benefit for federal income taxes has been made in the Company's financial statements.

FASB guidance requires the evaluation of income tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the income tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Income tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. As of September 30, 2022, management has determined that there are no material uncertain income tax positions that impact the Company's financial statements. The Parent is generally subject to examination by U.S. federal and state tax authorities for the current and prior three tax years.

h) Goodwill

The Company's goodwill was recorded as a result of the Company's business combinations using the acquisition method of accounting. The Company does not amortize goodwill, but goodwill is tested for impairment annually and when an event occurs or circumstances change that more likely than not reduces the fair value of the related reporting unit below its carrying value. For purposes of this assessment, the Company has two reporting units to which goodwill has been assigned: Corporate Finance and Infrastructure Advisory. See Note 3 for further discussion.

Goodwill may first be assessed for qualitative factors to determine whether it is necessary to perform a quantitative impairment test. The qualitative analysis considers entity-specific and macroeconomic factors and their potential impact on the key assumptions used in the determination of the fair value of the reporting unit. A quantitative impairment test is performed if the results of the qualitative assessment indicate that it is more likely than not that the fair value of the reporting unit is less than its carrying value or is impaired. If deemed necessary as a result of the qualitative assessment, the Company will review goodwill to determine potential impairment by comparing the carrying value of the reporting unit to its fair value.

i) Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date this financial statement was issued, noting none.

Note 2. Accounts Receivable, Net

At September 30, 2022, accounts receivable includes accrued revenue for amounts billed and hours incurred in connection with Corporate Finance and Infrastructure Advisory activities. The amounts billed and hours incurred include time, expenses and retainers. The amount includes unbilled revenue of $218,291 with no allowance for current expected credit losses.

Note 3. Goodwill

On October 1, 2007, the Company acquired substantially all of the assets of Keen Consultants, LLC; Keen Realty, LLC; Keen Strategic Advisors, LLC; and MHM Advisors, LLC (collectively, Keen), a group of affiliated real estate advisory and real estate transactional businesses. The excess of the purchase price and earn-out payments over the estimated fair values of the net assets acquired was recorded as goodwill in the amount of $2,235,963. Management performed an annual impairment assessment based on goodwill as allocated between the Corporate Finance and Infrastructure Advisory reporting units and has determined that there is no impairment in value at September 30, 2022.

On June 26, 2014, the Company acquired substantially all of the assets of St. Charles Capital, LLC. This acquisition further positioned the Company as a leading mid-market investment bank and M&A advisor for companies within key dynamic industry segments. The goodwill of $1,172,604 arising from the acquisition is largely a result of this positioning. Management performed an annual impairment assessment based on the reporting unit of Corporate Finance and has determined that there is no impairment in value as of September 30, 2022.

On August 15, 2015, the Company added a team of professionals from Ewing Bemiss & Company. This business combination further positioned the Company as a leading mid-market investment bank and M&A advisor for companies within the energy mergers and acquisitions segment. The goodwill of $1,240,000 arising from the agreement is largely a result of this positioning. Management performed an annual impairment assessment based on the reporting unit of Corporate Finance and has determined that there is no impairment in value as of September 30, 2022.

Note 4. Net Capital Requirements

The Company is a broker-dealer subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At September 30, 2022, the Company had net capital of $42,468,164, which was $41,127,338 in excess of its required net capital of $1,340,826. At September 30, 2022, the Company's ratio of aggregate indebtedness to net capital was 0.47 to 1.

Note 5. Customer Concentration and Related-Party Transactions

For the year ended September 30, 2022, the Company had two major customers. A customer is considered major when the customer represents more than 10 percent of total accounts receivable, net as of September 30, 2022. Transactions with major customers are as follows:

	Percentage of total accounts receivable, net, at September 30, 2022:
Customer A	29%
Customer B	18%

Note 5. Customer Concentration and Related-Party Transactions (Continued)

The Company entered into a Service Agreement with the Parent effective December 1, 2009, which is renewed annually. Under the Service Agreement, the Parent provides certain services, such as office space, technology, finance and accounting, human resources, risk management, at no cost. In addition, the Parent pays certain expenses, such as personnel and equipment, on the Company's behalf. Also, under this agreement, the Company is to pay the Parent interest at 10 percent per annum on the prior month unbilled and outstanding accounts receivable as reported by the Company.

All accounting transactions between the Company and the Parent are recorded through intercompany accounts. The Company and the Parent settle the net due to/due from balance via cash payment quarterly. As of September 30, 2022, accounts payable, accrued expenses and other liabilities on the statement of financial condition include $1,215,252 due to the Parent for intercompany transactions.

Note 6. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.